Vizsla Continues to Expand Panuco District
With New Drill Targets for 2021

(VZLA-TSX-V)

VANCOUVER, BC, Dec. 17, 2020 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to build on the last six months of drilling success with additional surface and underground sampling results that provide new drill targets for 2021 at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico.

Sampling Highlights

Aguita Zarca

•   3,042 g/t silver equivalent (2,090.8 g/t silver and 11.55 g/t gold) over 1.0 m true width and
•   1,304 g/t silver equivalent (723.0 g/t silver and 6.7 g/t gold) over 1.2 m true width

El Batel

•   456 g/t silver equivalent (263.7 g/t silver and 2.23 g/t gold) over 2.9 m true width

La Bomba

•   368 g/t silver equivalent (315.0 g/t silver and 0.77 g/t gold) over 4.1 m true width including;
•   958 g/t silver equivalent (892.0 g/t silver and 1.28 g/t gold) over 1.3 m true width

Huaco

•   275 g/t silver equivalent (225.5 g/t silver and 0.67 g/t gold) over 10.5 m true width including;
•   473 g/t silver equivalent (370.7 g/t silver and 1.34 g/t gold) over 4.0 m true width

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project.

"2020 has been a transformational year for Vizsla with multiple discoveries made across the Panuco district. The Company has completed 27,400 metres up until December 5th and is focused on expanding the mineralized zones at Napoleon, Papayo, Tajitos and our new discovery at Aquita Zarca. Material updates for these zones will be released as they become available in January 2021," commented Vizsla President and CEO, Michael Konnert. "Vizsla has continued to discover new veins and extend sampling across the fourteen-kilometre-wide breadth of the Project and these targets will be included in our expanded 2021 drilling program. Panuco really is a district scale opportunity with the unique advantage of having a mill providing a rapid pathway from discovery to production."

Figure 1 - Plan view Panuco District with major vein corridors in yellow, current drilling areas labelled in white and selected priority targets for 2021 labelled in black. (CNW Group/Vizsla Resources Corp.)

Table 1 - Table of 122 known prospects at Panuco listed by exploration stage. (CNW Group/Vizsla Resources Corp.)

Panuco Exploration Strategy

The consolidation of the entire district has provided Vizsla a number of significant advantages over early explorers of Panuco. For the first time entire vein trends can be mapped and sampled regardless of internal claim boundaries, a coherent regional geological understanding is being formed, comparisons can be made between targets across the entire property and perhaps most importantly targets can be benchmarked and prioritized across the district.

The exploration team is divided into the surface mapping/sampling group, underground mapping/sampling group and a large drilling team. The targets move through six stages;

1. Identified Target - An opportunity found on maps, interpreted, or introduced by local miners

2. First Pass Prospecting - Visited by Vizsla geologists and preliminary samples and observations have been made

3. Detailed Mapping - Detailed maps and systematic sampling of the target has been completed

4. Drilling - Drilling has been completed on the target

5. Advanced Drilling - Step-out drilling has been completed to understand broad size of target

6. Resource Drilling - A 5-30 million ounce silver equivalent, economic orebody is considered likely and systematic drilling is in progress

Vizsla has identified 122 targets across the Panuco district and undertaken prospecting at 91 of these targets. At each stage in the exploration process, the targets are benchmarked for size potential, grade potential and prioritized - with the largest, most economic targets advanced to the next stage of exploration.

In 2020 this has resulted in eighteen targets being drilled with five of these being at the advanced or resource drilling stage.

The methodical approach has allowed the Company to quickly achieve success in a large, poorly explored district and this process will continue to be used in 2021 as the Company aims to expand known mineralized zones and discover new orebodies at Panuco.

Sampling details

The Aguita Zarca vein is the northernmost splay in the greater Aquita Zarca Zone on the Cordon del Oro vein Corridor. The vein has been mapped over 250 metres, averages 1.5 metres width, up to 3 metres at the widest point. Recently announced drilling in the area was targeting the western end of this vein and intersected strong mineralization in the main Cordon del Oro vein and immediate hanging wall zone. Further drilling is required towards the east where surfaces samples returned 3,042 g/t silver equivalent (2,090.8 g/t silver and 11.55 g/t gold) over 1.0 metres.

El Batel is a new vein zone identified in the far northeast of the property. It has been mapped over 120 metres with additional strike up to 400 metres inferred from prospecting. The vein averages 2.5 metres in width. The vein appears to transition from lower grade when outcropping on hilltops to high grade at lower elevations where small scale mining has been undertaken.

La Bomba is an underground target on the Animas vein corridor. The underground mine is being rehabilitated for safer access and detailed mapping and sampling has identified a 200m long zone with a 2-metre average width and up to 7 metres maximum width. The vein appears to be open at the lowest elevations within the mine and drilling is planned to define the depth extensions of mineralization.

The Huaco extension is a northeast trending vein associated with the Cinco Senores Vein Corridor. It was the location of ancient historical mining and has high grades at surface over 130 metres of strike. The vein averages 5 metres of width and is up to 14 metres at the widest point. It represents an excellent drill target along the northeast extension of ancient workings.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; exploration strategies, and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 06:30e 17-DEC-20